

Mail Stop 3720

August 22, 2006

Mr. Salvi Folch Viadero
Chief Financial Officer
Grupo Televisa, S.A.
Av. Vasco de Quiroga No. 2000
Colonia Santa Fe
01210 Mexico, D.F.
Mexico

> **Re:** **Grupo Televisa, S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2005**
> **Filed June 30, 2006**
> **File No. 1-12610**

Dear Mr. Viadero:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Fiscal Year Ended December 31, 2005

Results of Operations, page 60
Total Segment Results, page 63
Operating Income before Depreciation and Amortization, page 63

1. We refer to your use of consolidated OIBDA (operating income before depreciation and amortization). Please confirm to us that the presentation of this line item is either required or expressly permitted by the standard-setter that establishes accounting principles generally accepted in Mexico. Please see question 28 of our frequently asked questions regarding the use of Non-GAAP financial measures available on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

2. If OIBDA is not required or expressly permitted by accounting principles generally accepted in Mexico, we note that OIBDA is the measure of segment profit or loss used by the "Group" to evaluate the performance of its segments and allocation of resources. However, the presentation and discussion of OIBDA on a consolidated basis results in the presentation of a non-GAAP measure, and you are required to comply with Item 10 of Regulation S-K. Please refer to Question 21 of related Frequently Asked Questions document which is available on our website at: <http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm>. Please note that Item 10 of Regulation S-K prohibits adjusting a non-GAAP performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when (1) the nature of the charge or gain is such that it is reasonably likely to recur within two years, or (2) there was a similar charge or gain within the prior two years. In this regard, we would likely object to the presentation of your measure labeled as consolidated OIBDA in your Form 20-F since it excludes recurring charges related to depreciation and amortization. Please refer to Question 8 of our Frequently Asked Questions document and revise your filing as appropriate.

<u>Publishing Distribution, page 66</u>

3.  We note that in October 2004 you changed accounting treatment of your Publishing Distribution segment's sales and cost of goods sold and as a result of that change, you now recognize the marginal contribution from the products in the Publishing Distribution segment as net sales.  You also state that this change was a result of certain amendments to the terms and conditions affecting the risk of loss provision. We also note that you do not have a U.S. GAAP reconciliation related to publishing distribution revenue.  In this regard, tell us in detail why you were able to record publishing revenue on a gross basis before October 2004.  Tell us specifically what changed in October 2004 that now requires you to record publishing revenue on a net basis.  Refer to your basis in the U.S. GAAP accounting literature including guidelines established in EITF 99-19.

\* \* \* \*

Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your responses to our comments and provides any requested information.  Detail letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

-   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

-   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

-   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Inessa Berenbaum, Senior Staff Accountant, at (202) 551-3371 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3810 with any other questions.

Sincerely,


Larry Spirgel
Assistant Director